Exhibit 99.1

August 9, 2022

GOLD STANDARD VENTURES ANNOUNCES SECURITYHOLDER APPROVAL OF THE PLAN OF ARRANGEMENT AT SPECIAL MEETING AND PROVIDES TRANSACTION UPDATE

VANCOUVER, B.C. - Gold Standard Ventures Corp. (the “Company” or “Gold Standard”) (TSX: GSV; NYSE AMERICAN: GSV) announced today the Company’s security holders (as defined below) approved the previously announced acquisition of Gold Standard by Orla Mining Ltd. (“Orla”) (TSX: OLA; NYSE AMERICAN: ORLA) by way of a plan of arrangement (the “Transaction”) at a special meeting of the Securityholders held earlier today (the “Meeting”)

The special resolution approving the Transaction was approved by (i) 98.08% of the votes cast by Gold Standard’s shareholders (the “Shareholders”) present in person or represented by proxy and entitled to vote at the Meeting; (ii) 98.21% of the votes cast by Shareholders, holders of options (“Optionholders”) and holders of restricted share units (“RSU Holders”, and together with the Shareholders and Optionholders, the “Securityholders”) of Gold Standard, voting as a single class, present in person or represented by proxy and entitled to vote at the Meeting; and (iii) 98.06% of votes cast by Shareholders other than votes attached to Gold Standard shares required to be excluded pursuant to Multilateral Instrument 61-101 -- Protection of Minority Security Holders in Special Transactions.

Under the terms of the plan of arrangement set out in the arrangement agreement between Gold Standard and Orla dated June 12, 2022 (the “Plan of Arrangement”), Shareholders will receive, in exchange for each Gold Standard common share (a “Gold Standard Share”) held, 0.1193 of a common share of Orla (each whole share, an “Orla Share”) and C$0.0001 (the “Consideration”) in cash. Optionholders who have not validly exercised their Gold Standard stock options prior to the closing date of the Transaction will be entitled to receive appropriately adjusted options to acquire Orla Shares from Orla in accordance with the Plan of Arrangement. In addition, RSU Holders will receive the Consideration for each Gold Standard Share received following the settlement of their restricted share units in accordance with the Plan of Arrangement.

Information regarding the procedure for exchange of shares for the Consideration is provided in the Company’s management information circular dated July 6, 2022, related to the Meeting (the “Circular”). The Circular and accompanying letter of transmittal (the “Letter of Transmittal”) are available on SEDAR under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at https://goldstandardv.com/investors/filings-financials/sms/. Registered Shareholders who have not already done so must complete and sign the Letter of Transmittal and return it, together with the certificate(s)/DRS advice(s) representing their Gold Standard Shares and any other required documents and instruments, in accordance with the procedures set out in the Letter of Transmittal. Non-registered Shareholders who hold their Gold Standard Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or depository (each, an “Intermediary”) should contact their Intermediary for instructions and assistance in receiving the Consideration.

The Transaction remains subject to the approval of the Supreme Court of British Columbia (the “Court”) and the satisfaction of other customary conditions. The Court hearing for the final order

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

to approve the Transaction is currently scheduled to take place on August 11, 2022 and closing of the Transaction is expected to occur on or about August 12, 2022. Following completion of the Transaction, the Gold Standard Shares will be delisted from the TSX and NYSE American. An application has also been made for the Company to cease to be a reporting issuer in the applicable jurisdictions upon closing of the Transaction.

Additional information regarding the terms of the Transaction are set out in the Circular which is available under Gold Standard’s profile at www.sedar.com.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements herein include, without limitation, statements with respect to the closing of the Transaction; the satisfaction of the conditions precedent to the Transaction; and the timing of the Court’s final approval. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will complete the Transaction, including receipt of Court approval and the satisfaction or waiver of the conditions precedent to the Transaction. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not complete the Transaction, including receipt of required regulatory and Court approvals, and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PAGE 2